# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spirit Aviation Holdings, Inc., CIK 0001498710
CUSIP: 84863V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1731 Radiant Drive, Dania Beach, Florida (FL), 33004
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001163368

## Reporting persons
- Pacific Investment Management Company LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,690,808; shared voting power 0; sole dispositive power 2,690,808; shared dispositive power 0; aggregate amount beneficially owned 2,690,808 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Spirit Aviation Holdings, Inc.
Address of issuer's principal executive offices: 1731 Radiant Drive, Dania Beach, FL 33004

## Item 2. Person Filing
Name of person filing: Pacific Investment Management Company LLC ("PIMCO")
Address of principal business office or, if none, residence: 650 Newport Center Drive, Newport Beach, CA 92660
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,690,808

Based on (i) 1,393,184 shares of Common Stock and (ii) subject to the 9.9% Limitation (as defined below), 2,517,517 shares of Common Stock underlying certain warrants. The applicable warrants are subject to terms that limit exercise, if, after such exercise, the holder and its affiliates and any member of a Section 13(d) group with such holder and its affiliates would beneficially own more than 9.9% of the number of shares of Common Stock outstanding immediately after exercise (the "9.9% Limitation"). As a result of the limitation in the previous sentence, only 1,297,624 shares of Common Stock that such stockholders may acquire upon exercise of such warrants are currently beneficially owned by the Reporting Person.

The securities reported in this Schedule 13G are held by investment advisory clients or discretionary accounts of which PIMCO is the investment adviser. When an investment management contract (including a sub-advisory agreement) delegates to PIMCO investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, PIMCO considers the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, PIMCO reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reports the securities beneficially owned or deemed to be beneficially owned by PIMCO. It does not include securities, if any, beneficially owned by PIMCO's affiliates, whose ownership of securities is disaggregated from that of PIMCO in accordance with that release. PIMCO also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
Percent of class:
9.9%

Based on 25,882,259 shares of Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter period ended June 30, 2025, filed with the Securities and Exchange Commission on August 11, 2025.
Sole power to vote or to direct the vote: 2,690,808
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,690,808
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton, Senior Vice President (08/12/2025)